May 2, 2005




VIA FACSIMILE, US MAIL & EDGAR
------------------------------


Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporate Finance
Washington, DC  20549


Attn.:  Mr. Steven Jacobs, Mail Stop 0409


Re:  JMB/245 Park Avenue Associates, LTD.
     Form 10-K for the year ended December 31, 2004
     File No.  000-13545
     ----------------------------------------------


Ladies and Gentlemen:

This letter is in response to certain comments of the staff made by letter of April 18, 2005, a copy of which letter is attached.

The comments relate to investments in unconsolidated venture, debt and related interest of the Partnership for the years 2001 and 2002. References to the "2002 10-K" made below are to the Partnership's report on Form 10-K for the year ended December 31, 2002.


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In COMMENT NUMBER 1, the staff requests further supplemental explanation of the circumstances and basis for the reversal of accrued interest in the amount of $4,157,702 for the period ended December 31, 2002.

As noted in the 2002 10-K, the Partnership had, through five separate notes, aggregate principal and interest due affiliates of $86,507,505 as of December 31, 2001. Prior to the repayment of a portion of that indebtedness from the proceeds discussed in response to comment number 2, the aggregate indebtedness was $89,999,798, including 2002 advances and accrued interest of $662,951 and $2,829,342, respectively. On December 31, 2002 the Partnership repaid $56,210,721 and agreed with the affiliated lender to apply the repayment in a prescribed manner as to principal and interest, retire four of the five notes and retain $29,631,375 of indebtedness on the remaining note. The $4,157,702 (representing $89,999,798 less $56,210,721 less $29,631,375) was characterized as reversal of previously accrued interest in the 2002 consolidated statement of operations.






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JMB/245 Park Avenue Associates, LTD.
Form 10-K for the year ended December 31, 2004
File No.  000-13545
Page 2 of 2




In COMMENT NUMBER 2, the staff requests supplemental information regarding the recognized gain of $79,193,697 for redemption of the 90% interest in BFP, LP in 2002.

As noted in the 2002 10-K, the Partnership had a negative investment in BFP, LP of $30,712,396 as of December 31, 2001. This negative investment represented the Partnership's share of the cumulative losses of BFP, LP and its predecessors in excess of its investment. For 2002, through the redemption on December 31, 2002, the Partnership recorded its share of income from operations of BFP, LP of $7,502,143, leaving a remaining negative investment of $23,210,253 immediately prior to the redemption. The cash proceeds received by the Partnership for its redeemed interests were $56,108,857, which, when added to the negative investment, represents the aggregate gain on redemption of $79,319,110. The 2002 statement of operations reflects a gain on redemption of $79,193,697, which is net of the venture partner's share of the gain of $125,413.

After the redemption, the Partnership discontinued the application of the equity method, recorded its investment at zero and no longer recognizes its share of earnings or losses from BFP, LP. As noted in the 2002 10-K and subsequent filings, the Partnership has no further obligations to make contributions, has an interest in BFP, LP of less than 1%, is not currently expecting to receive distributions and has no influence or control over the day-to-day affairs of BFP, LP.


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If you have any questions or comments, please do not hesitate to call the undersigned at (312) 915-1700.



                         Sincerely yours,

                         JMB/245 Park Avenue Associates, Ltd.


                         /s/ Gailen J. Hull
                         -------------------------------------
                         Gailen J. Hull, Vice President
                         JMB Park Avenue, Inc.
                         Corporate General Partner